
SEC MAIL PROCESSING
RECEIVED
MAR 1 2007
WASH, D.C.
213
SECTION


07004635

SEC ... ISSION

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SEC FILE NUMBER
~~8-~~ 8-1369

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Putnam Retail Management, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Post Office Square
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amrit Kanwal — (617) 760-1248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AG 3/19

OATH OR AFFIRMATION

I, Amrit Kanwal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Putnam Retail Management, LP, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public Commission Expires Nov. 9, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C.
213
SECTION

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Trustees and Partners of Putnam Retail Management,
Limited Partnership:

We have audited the accompanying statement of financial condition of Putnam Retail Management, Limited Partnership (the "Partnership") (a wholly owned subsidiary of Putnam Investments Trust) as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Putnam Retail Management, Limited Partnership at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2007

PUTNAM RETAIL MANAGEMENT, LIMITED PARTNERSHIP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS		
Cash and cash equivalents	$	40,180,100
Securities purchased under agreements to resell, at cost		12,000,000
Accounts receivable from sales of mutual fund shares		86,984
Accounts receivable from mutual funds for distribution plans		57,464,696
Prepaid expenses and other assets		881,756
Property and equipment, net		98,119
TOTAL ASSETS	$	110,711,655
LIABILITIES AND PARTNERS' EQUITY		
Liabilities		
Accounts payable for mutual fund shares sold	$	151,443
Due to the Funds		12,000,000
Accrued compensation and employee benefits		3,803,831
Accounts payable and accrued expenses		22,661,753
Commissions payable for distribution plans		51,080,654
Total liabilities		89,697,681
Commitments and Contingencies (Note 8)		
Partners' Equity		
Partners' Equity		67,687,320
Accounts receivable from Parent (Note 6)		(46,673,346)
Total partners' equity		21,013,974
TOTAL LIABILITIES AND PARTNERS' EQUITY	$	110,711,655

The accompanying notes are an integral part of this statement of financial condition.

PUTNAM RETAIL MANAGEMENT, LIMITED PARTNERSHIP
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

(1) ORGANIZATION

Putnam Retail Management, Limited Partnership (the "Partnership") is a 99% owned subsidiary of Putnam, LLC, which is a wholly owned subsidiary of Putnam Investments Trust (the "Parent" or "Putnam"), and a 1% owned subsidiary of Putnam Retail Management GP, Inc., a wholly owned subsidiary of Putnam, LLC. The Parent is a majority owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC").

The Partnership's primary business is the underwriting, sale and distribution of shares of Parent-sponsored mutual funds (the "Funds"), principally within the United States of America. The Partnership's revenue is largely dependent on the total value and composition of assets under management by Putnam Investment Management, LLC ("PIM"), an affiliate of the Partnership, which includes domestic and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

In 2003, the Partnership was licensed to act as an introducing broker on a fully disclosed basis. All accounts were carried by, and all trades were cleared through, Pershing, LLC ("Pershing"). The agreement between the Partnership and Pershing provided that the Partnership was obligated to assume any exposure related to nonperformance by its customers. The Partnership monitored its customer activity by reviewing information it received from Pershing on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary, and reserving for doubtful accounts when necessary.

In May 2006, the Partnership transferred its business as an introducing broker, clearing on a fully disclosed basis through Pershing, to MMC Securities, an affiliate of the Parent. The transfer allowed for a reduction of minimum net capital, as defined.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits with banks, and investments in money market funds, which are readily convertible into cash. Investments in money market securities are recorded at fair market value.

Securities Purchased Under Agreements to Resell

The Partnership invests certain cash balances, held in its capacity as distributor and underwriter for the Funds, in resale agreements. The Partnership has a corresponding liability for these balances, which is included in due to the Funds in the statement of financial condition. Interest earned from these investments is used to reduce amounts due from the Funds for services provided by the Partnership.

Resale agreements are recorded in the statement of financial condition at the amounts at which the securities were purchased, which approximate fair market value, based upon the short-term nature of the agreements.

The Partnership purchased certain U.S. Treasury obligations from a single party for $12,000,000 on December 29, 2006 and agreed to resell these U.S. Treasury obligations on January 3, 2007 for cost plus interest accrued. The Partnership's policy is to take possession or control of the security underlying the resale agreement. At December 31, 2006, the U.S. Treasury obligations, held as collateral, had fair market values, including accrued interest, of $12,251,122.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation or amortization. Depreciation expense is calculated using the straight-line method, based on the estimated useful life of each respective asset group as follows: computer equipment (servers and mainframes) - three to five years, office and other equipment and automobiles - five years, and furniture - seven years. Leasehold improvements are amortized using the straight-line method over the periods covered by the applicable leases, or the estimated useful life of the improvement, whichever is less. Upon sale or retirement, the cost and related accumulated depreciation or amortization is removed from the accounts and the resulting gain or loss, if any, is reflected in operating income. Additions, renewals, and betterments of fixed assets are capitalized. Expenditures for maintenance and repairs are charged to expense when incurred. The Partnership periodically reviews long-lived assets for impairment whenever events or changes indicate that the carrying value of assets may not be recoverable.

Income Taxes

The Partnership is taxed as a corporation for federal tax purposes and as a Partnership for Massachusetts state tax purposes.

The Parent is a participant in a master tax sharing agreement between MMC and its subsidiaries. The master tax sharing agreement does specify that, in general, the taxes paid by the Parent will approximate those that would be paid if the Parent filed a separate federal tax return. The Parent subsequently allocates certain tax amounts to its various subsidiaries applying the same methodology that is present in the master tax sharing agreement. The current and deferred tax provision recorded on the Partnership's books is representative of how the Partnership would have computed its provision had it filed separate federal tax returns.

Under an agreement with the Parent, the Partnership records each month via an inter-company transaction with the Parent the amount of its net current and deferred tax provision or net tax benefit. The Parent and MMC assume responsibility for the payment of all taxes in accordance with federal, state and local laws. As a result of this agreement, the Partnership has no current or deferred tax liabilities or assets recorded on its statement of financial condition at December 31, 2006.

New Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Partnership is currently assessing the impact of SFAS No. 159 on its financial statements.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132 (R)* ("SFAS No. 158"). SFAS No. 158 requires that an entity recognize the funded status of its overfunded defined benefit pension and retiree medical plans as a net benefit plan asset and its unfunded and underfunded plans as a net benefit plan liability. The gains or losses and prior service costs or credits that have not been recognized as components of net periodic costs are recorded as a component of accumulated other comprehensive income, net of tax, in the entity's balance sheet. The Partnership adopted the provisions of SFAS No. 158, prospectively, on December 31, 2006 and it had no impact on the Partnership's financial statements. SFAS No. 158 also requires an entity to measure the funded status of their plans as of their year-end balance sheet date no later than 2008.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value, and expands required disclosures about fair value measurements. The provisions of SFAS No. 157 are effective as of the beginning of the Partnership's 2008 fiscal year, and, with the exception of additional disclosures, is not expected to have a material impact on the Partnership's financial statements.

On September 13, 2006, Securities and Exchange Commission ("SEC") staff published Staff Accounting Bulletin ("SAB") No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.* SAB No. 108 addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. The Partnership adopted the utilization of the dual approach in assessing the materiality of errors in the financial statements. SAB No. 108 was effective for the Partnership on December 31, 2006, and did not have a material impact on the Partnership's financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions. This interpretation requires that the Partnership recognize in its financial statements the impact of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 will be effective for the Partnership beginning in the first quarter of 2007, with the cumulative effect of any change in accounting principle recorded as an adjustment to opening retained earnings. On February 15, 2007 the FASB issued draft implementation guidance in the form of a proposed FASB Staff Position subject to a thirty day comment period. Pending finalization of this guidance, the Partnership is evaluating the impact of adopting FIN 48 on its financial statements.

PUTNAM RETAIL MANAGEMENT, LIMITED PARTNERSHIP
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

(3) PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2006:

Furniture	$	523,218
Less accumulated depreciation		(430,643)
Net furniture		92,575
Computer equipment		187,753
Less accumulated depreciation		(182,209)
Net accumulated depreciation		5,544
Property and equipment - net	**$**	**98,119**

In 2006, the Partnership determined that certain fully-depreciated fixed assets were no longer in service or could not be located. The write-off of such assets totaled $304,629.

(4) NET CAPITAL REQUIREMENTS

As a broker/dealer, the Partnership is subject to the SEC's regulations and operating guidelines, including Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Act"), which requires the Partnership to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Partnership's net capital, as computed pursuant to Rule 15c3-1, was $12,737,051 at December 31, 2006, which was greater than the required net capital of $5,971,264 by $6,765,787. The ratio of aggregate indebtedness to net capital at December 31, 2006 was 7.03 to 1.

(5) EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15c3-3

The Partnership is exempt from the reserve requirements of Rule 15c3-3 of the Act, under the provisions of subparagraph (k) (1) thereof, as its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are promptly transmitted, and all securities received in connection with activities as a broker/dealer are promptly delivered. The Partnership does not otherwise hold funds or securities for, or owe money or securities to, customers.

(6) TRANSACTIONS WITH PARENT

Accounts receivable from Parent represents intercompany transactions between the Partnership and the Parent due to the receipt and payment of cash on the Parent's books and the recording of related transactions on the Partnership's books. This balance is recorded as a reduction of partners' equity in the statement of financial condition.

(7) FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair market value of the Partnership's financial instruments is described below. The fair market values shown do not indicate the Partnership's intent or ability to dispose of the financial instruments.

Securities Purchased Under Agreements to Resell

The estimated carrying value of the Partnership's securities purchased under agreements to resell approximates their fair market value due to their short-term nature.

Accounts Receivable from Sales of Mutual Fund Shares

The carrying value of accounts receivable from sales of mutual fund shares approximates fair market value due to their short-term nature.

Accounts Receivable from Mutual Funds for Distribution Plans

The carrying value of accounts receivable from mutual funds for distribution plans approximates fair market value due to their short-term nature.

Accounts Receivable from Parent

The carrying value of the accounts receivable from Parent approximates fair market value due to its short-term nature.

(8) COMMITMENTS AND CONTINGENCIES

On January 31, 2007, MMC entered into a stock purchase agreement (the "Putnam Sales Agreement") with Great-West Lifeco Inc. ("GWL"), a majority-owned subsidiary of Power Financial Corporation, pursuant to which GWL will purchase the Parent (see Note 9). The Putnam Sales Agreement provides that MMC will indemnify GWL with respect to certain Putnam-related litigation and regulatory matters following the close of this transaction, as indicated below. MMC expects the sale of the Parent to close by mid-2007. A copy of the Putnam Sale Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by MMC with the SEC on February 1, 2007.

Regulatory Matters

The Partnership, the Parent, and MMC are subject to claims and lawsuits which seek damages, including punitive damages, in amounts, which could, if assessed, be significant. The following are specific to the Partnership:

In October 2004, the Department of Labor ("DOL") indicated its preliminary belief that the Parent may have violated certain provisions of ERISA related to investments by the Putnam Profit Sharing Retirement Plan (the "Plan") and certain discretionary ERISA accounts in Funds that pay 12b-1 fees. In December 2004, the Parent made a written submission to the DOL addressing these issues. The Parent and the DOL have entered into a tolling agreement and are exchanging further information pertaining to this issue.

Since January 2004, the NASD made several requests to the Parent for information relating to reimbursement of expenses to participants at certain sales meetings during the period from 2001 to 2004. In December 2006, the Parent entered into an acceptance, waiver and consent with the NASD and paid $175,000 to resolve this matter.

A number of the Funds have been named as defendants in a purported class action brought on behalf of certain holders of the Funds' Class B Shares who either (i) held such shares and were subject to certain CDSCs as of October 28, 2003, or (ii) were assessed a CDSC for redeeming such shares on or after October

28, 2003. Plaintiff alleges that the Parent engaged in misconduct constituting a breach of contract and breach of the covenant of good faith and fair dealing with purported class members by allowing market-timing. Plaintiff seeks, among other things, actual damages or statutory damages of $25 for each class member (whichever is greater) and relief from paying a CDSC for redeeming Class B Shares. In August 2005, this action was transferred to the consolidated proceedings in the United States District Court for the District of Maryland.

The Parent is a defendant in a consolidated amended complaint filed on behalf of a putative class of investors in certain Funds (the "Putnam Class Action"). A separate consolidated amended complaint filed by certain fund investors purporting to assert derivative claims on behalf of the Funds (the "Putnam Derivative Action") named as defendants MMC, the Parent, various Parent affiliates, certain Trustees, certain present and former Parent officers and employees, and persons and entities that allegedly engaged in or facilitated market-timing or late trading activities in the Funds. Both suits seek to recover unspecified damages allegedly suffered by the Funds and their shareholders as a result of purported market-timing and late-trading activity that allegedly occurred in certain Funds. The Putnam Derivative Action seeks additional relief, including termination of the investment advisory contracts between the Parent and the Funds, cancellation of the Funds' 12b-1 plans and the return of all advisory and 12b-1 fees paid by the Funds over a certain period of time. In the Putnam Derivative Action, the court has dismissed all claims against MMC and all claims against the Parent except a claim under Section 36(b) of the Investment Company Act of 1940 (the "ICA"). The second consolidated amended complaint in the Putnam Class Action, filed after the court dismissed certain other claims in the first consolidated amended complaint, asserts against the Parent claims under Section 10(b) of the Act and Rule 10b-5 there under, Section 20(a) of the Act, and Section 36(b) of the ICA. The Parent has answered this second consolidated amended complaint and the parties are engaged in fact discover in this matter.

The Partnership and the Parent have been sued in the United States District Court for the District of Massachusetts for alleged violations of Section 36(b) of the ICA in connection with the receipt of purportedly excessive advisory and distribution fees paid by certain Funds in which plaintiffs purportedly owned shares (the "Putnam Excessive Fee Litigation"). Plaintiffs seek, among other things, to recover certain advisory and distribution fees paid to defendants by those Funds beginning one year prior to the filing of the complaint, rescission of the management and distribution agreements between defendants and the Funds, and a prospective reduction in fees. In January, 2006, the court granted defendants' motion for partial summary judgment, limiting the scope of the suit to the fees paid by five Funds. Plaintiffs filed a new complaint which seeks the same form of relief as the original complaint, is limited to the fees paid by the five Funds at issue, and seeks relief for a period after the filing of the original complaint. In February 2007, the Court denied defendants' motion to stay the new complaint and granted plaintiffs' motion to consolidate the two cases. The parties are engaged in fact discovery.

As described more fully in Article 11.02(a)(iii) of the Putnam Sale Agreement, MMC will indemnify GWL for any damages (as defined by the Putnam Sale Agreement) arising under (i) the Putnam Excessive Fee Litigation and (ii) any further claim, action, suit, investigation, proceeding or inquiry arising before the third anniversary of the closing of the sale of the Parent that results from the same specific conduct (i.e., the same particular actions or conduct at the same particular time and involving the same mutual funds) involving "excessive fees" purportedly violating Section 36(b) of the Act that is the subject of the Putnam Excessive Fee Litigation.

In light of the multiple regulatory inquiries and actions that the Partnership, the Parent, and MMC are addressing, there is a significant risk of additional litigation by private parties relating to the subject matter

of the regulatory inquiries or actions, which could result in substantial litigation expenses and potential damages or settlements.

The proceedings in all of the above-referenced matters seek monetary damages and other forms of relief. Where a loss is probable and reasonably estimable, the Partnership has established reserves in accordance with SFAS No. 5, *Accounting for Contingencies*. Except as specifically set forth above, at present time, Putnam's management is unable to provide a reasonable estimate of the range of possible loss attributable to the foregoing proceedings or the impact they may have on the Partnership's financial position (to the extent not covered by insurance). The principal reasons for this are that many of these cases are in their early stages, the sufficiency of the complaints has not yet been tested in most of the cases, and, in many of the cases, only limited discovery, if any, has taken place. Without knowledge of which, if any, claims will survive, it is not possible to reasonably estimate the possible loss or range of loss.

The ultimate outcome of claims, lawsuits, and other contingencies referred to above cannot be readily ascertained. Liabilities, in addition to the amounts accrued in the financial statements, in indeterminate amounts may be imposed on the Partnership and the Parent. On the basis of present information, it is the opinion of the Parent's management that the disposition or ultimate determination of these claims, lawsuits, proceedings, and reviews may have a material adverse effect on the statement of financial condition of the Partnership.

(9) SUBSEQUENT EVENT

On January 31, 2007, MMC entered into a stock purchase agreement with GWL pursuant to which GWL will purchase the Parent. The transaction is expected to close by the middle of 2007. Closing is subject to regulatory approval, required Fund shareholder and other client consents, and other customary conditions.



Deloitte & Touche LLP
200 Berkeley Street
Boston, MA
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

February 27, 2007
Putnam Retail Management, LP
One Post Office Square
Boston, Massachusetts 02109

In planning and performing our audit of the financial statements of Putnam Retail Management, Limited Partnership (the "Partnership") (a wholly owned subsidiary of Putnam Investments Trust) as of and for the year ended December 31, 2006 (on which we issued our report dated February 27, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END